PARK HOTELS & RESORTS INC.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

                    December 1, 2016

VIA EDGAR

Re:	Acceleration Request for Park Hotels & Resorts Inc. Registration Statement on Form 10 File No. 001-37795

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the undersigned Registrant respectfully requests that the above-referenced Registration Statement be declared effective at 12:00 p.m. (Washington, D.C. time) on December 2, 2016, or as soon thereafter as practicable.

[Signature Page Follows]

SECURITIES EXCHANGE COMMISSION

Very truly yours,

Park Hotels & Resorts Inc.

By:	/s/ Sean M. Dell’Orto
Sean M. Dell’Orto
Senior Vice President and Treasurer

cc:	Securities and Exchange Commission
Jennifer Gowetski, Esq.
Jennifer Monick
Jeffrey Lewis

Hilton Worldwide Holdings Inc.
Kristin A. Campbell, Esq.

Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie
Edgar J. Lewandowski

Hogan Lovells US LLP
J. Warren Gorrell, Jr.
Stuart A. Barr